BY FEDERAL EXPRESS AND EDGAR

Ms. Peggy Kim

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	CNX GAS Corporation
Schedule TO-T/13E-3 filed April 28, 2010
File No. 5-82582

Dear Ms. Kim:

On behalf of our client, CONSOL Energy Inc. (“the Company”), set forth below are responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) included in your letter, dated May 7, 2010, regarding CONSOL’s Tender Offer Statement on Schedule TO and Rule 13E-3 Transaction Statement (the “Schedule TO”) filed on April 28, 2010. In connection with this letter, CONSOL is filing with the U.S. Securities and Exchange Commission (the “Commission”) Amendment No. 1 to the Schedule TO (“Amendment No. 1”), and we have enclosed six courtesy copies of such document. Capitalized terms used but not defined have the meanings specified in the Schedule TO.

For your convenience, the Staff’s comments are set forth in bold, with the responses following each comment. All page references in the responses refer to pages of Amendment No. 1.

Schedule TO/13E-3

1. Please advise us as to what consideration was given to whether T. Rowe, CNX Gas Corporation or the officers and directors of the issuer are affiliates engaged in the going private transaction and, accordingly, should be filing persons on the Schedule 13E-3. Please advise or revise the Schedule 13E-3 to include these parties as filing persons. For help in making this determination, please review Interpretive Response 201.05 in the Going Private Transactions section of the Division’s Compliance and Disclosure Interpretations. We may have further comment.

Response: The Company respectfully advises the Staff that it believes T. Rowe, CNX Gas Corporation (“CNX Gas”) and the officers and directors of CNX Gas are not affiliates engaged in the going private transaction.

Rule 13e-3 defines an “affiliate” of the issuer, in this case CNX Gas, as a person who directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with such issuer. The element of “control” that is fundamental to the concept of an “affiliate” as defined by Rule 13e-3 is defined as the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of the issuer. Rather than a bright-line test, the Commission has noted that “affiliate” status depends upon all relevant facts and circumstances of the particular transaction.1

[1]	Current Issues and Rulemaking Projects, Securities and Exchange Commission Division of Corporation Finance, November 14, 2000 (14).

CNX Gas. Although CNX Gas and CONSOL are affiliates, due to CONSOL’s ownership of 83.3% of CNX Gas’ outstanding common stock, CNX Gas is not engaged in the going private transaction, consistent with the Staff’s position set forth in Illustration 2 to Question No. 5 in Exchange Act Release No. 17719. CNX Gas has not recommended in favor of the transaction. In addition, CONSOL has not entered into any understanding or agreement with CNX Gas, and did not apprise the CNX Gas board of directors, in its capacity as such, of its intention to pursue the tender offer and merger until immediately following the public announcement of the agreement with T. Rowe Price and, as disclosed, did not obtain the prior approval or recommendation of the CNX Gas board of directors in its capacity as such.

As described in the Schedule TO, on April 15, 2010, the CNX Gas board of directors formed a special committee (the “Special Committee”) comprised of the sole director of CNX Gas that is deemed independent for purposes of the rules of the Commission and the New York Stock Exchange, and who has no material relationship with CONSOL other than in his role as a director of CNX Gas, to respond to the tender offer on behalf of CNX Gas as required by Rule 14e-2. The Special Committee has been delegated with the authority and responsibility of evaluating the tender offer, and making a recommendation with respect to the tender offer, on behalf of CNX Gas, and has separately engaged Skadden, Arps, Slate, Meagher and Flom and Lazard Freres as its legal and financial advisors, respectively. In addition, as disclosed in Amendment No.1, on May 10, 2010, the CNX Gas Board of Directors executed a written consent giving the Special Committee the additional authority to negotiate all aspects of the tender offer. Due to the establishment of the Special Committee, the delegation to the Special Committee of CNX Gas’ response to the tender offer, and the fact that the directors of CNX Gas who are affiliates of CONSOL have not participated in formulating CNX Gas’ actions with respect to the tender offer, we believe that CONSOL does not “control” CNX Gas and the special committee for the purpose of CNX Gas’ consideration of the tender offer. We believe that this effectively renders CNX Gas not an affiliate of CONSOL for purposes of the analysis of whether or not CNX Gas should be a filing person on the Schedule 13E-3.

In addition, we note Question 101.03 of the Staff’s Compliance and Disclosure Interpretations regarding Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3, which sets forth the Staff’s view that in instances where an affiliation between the offeror in a tender offer and the target company is sufficient to trigger Rule 13e-3, a subsequent favorable recommendation regarding the tender offer by the target company would be sufficient to give rise to the target company being engaged in the going private transaction. On May 11, 2010, the Special Committee announced that it would not take a position as to whether CNX Gas’ unaffiliated stockholders should tender their shares into the tender offer.

In conclusion, in light of the fact that the Special Committee has made no recommendation as to whether unaffiliated stockholders of CNX Gas should participate in the tender offer, the fact that CNX Gas’ response to the tender offer has been delegated to the Special Committee without any participation from the directors of CNX Gas who are affiliates of CONSOL, and the fact that CNX Gas has taken no action to engage with CONSOL with respect to the tender offer, to further the tender offer, or to encourage its unaffiliated stockholders to tender their shares, we do not believe that CNX Gas is engaged in the going private transaction.

Officers and Directors of CNX Gas. We also do not believe that the officers and directors of CNX Gas are affiliates engaged in the going-private transaction. We understand that under the Staff’s guidance as set forth in Section II.D.3 of the Staff’s Current Issues and Rulemaking Projects Outline dated November 14, 2000 and Section 201.05 of the Compliance and Disclosure Interpretations regarding Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3, the Staff has construed members of senior management to be affiliates engaged in a going private transaction in circumstances where the transaction will be effected through a merger and senior management has engaged with the issuer in negotiating any of the terms of the merger or of their future employment with the surviving company, or if “the issuer’s management ultimately would hold a material amount of the surviving company’s outstanding equity securities, occupy seats on the board of the company in addition to senior management positions, and otherwise be in a position to ‘control’ the surviving company.” None of the foregoing elements are present in the current transaction.

As stated above, CONSOL commenced the tender offer with the view to causing a short form merger which ultimately results in CONSOL owning all of the equity interests of CNX Gas. Accordingly, senior management of CNX Gas will not own any of the equity interests of CNX Gas following the going private transaction. CONSOL has not entered into any understanding or agreement with CNX Gas, its board of directors or its senior management, or consulted with or otherwise apprised CNX Gas or its board of directors (other than the three directors of CNX Gas who are also directors of CONSOL) of the tender offer until immediately following the announcement of the T. Rowe agreement and, as disclosed, did not obtain the prior approval or recommendation of CNX Gas’ board of directors. Accordingly, CNX Gas’ senior management did not participate with CONSOL in its capacity as such through negotiation of any agreement or otherwise in connection with the going private transaction.

The officers of CNX Gas are expected to maintain their current roles with CNX Gas, which involve the business affairs and management of designated corporate areas or operations of CNX Gas. None of the directors of CNX Gas who are also directors of CONSOL (who constitute a minority of the board of directors of CONSOL) participated in CNX Gas’ response to the tender offer, other than voting for the creation of the Special Committee. For these reasons, we do not believe that the officers and director of CNX Gas are engaged in the going private transaction.

T. Rowe Price. We do not believe that T. Rowe is an affiliate of either CNX Gas or CONSOL, and therefore do not believe that they should be included as a filing person. The agreement between T. Rowe and CONSOL regarding the tender offer was entered into through an arms-length negotiation between unrelated parties, neither of whom have the power of control over the other. There are no material relationships between T. Rowe and CONSOL, or T. Rowe and CNX Gas, other than the tender agreement and T. Rowe’s ownership of common stock of both CNX Gas and CONSOL. This stock ownership, while not immaterial, does not rise to the level which would give T. Rowe “control” over either CONSOL or CNX Gas, and therefore does not confer affiliate status on T. Rowe.

T. Rowe currently reports ownership, through various funds, of approximately 6.2% of CNX Gas’ outstanding common stock and approximately 6.5% of CONSOL’s outstanding common stock. CONSOL, through its ownership of 83.3% of CNX Gas’ outstanding common stock, has the ability to elect all the members of CNX Gas’ board of directors, control the outcome of any vote of CNX Gas’ stockholders, and otherwise direct the management and policy of CNX Gas. CNX Gas’ other stockholders, including T. Rowe, are therefore prevented from exercising control over CNX Gas. Ownership of CONSOL’s common stock is widely dispersed, and no single entity or entity owns a significant enough percentage to direct CONSOL’s management or policies. None of the members of CONSOL’s board of directors have been nominated by T. Rowe, and T. Rowe has no other relationship with CONSOL which grants it any influence over CONSOL’s operations. Neither CONSOL or CNX Gas owns any equity interests of T. Rowe, or has any relationship with T. Rowe granting them any ability to control T. Rowe, other than the tender agreement. The rights granted to CONSOL are strictly limited to those enumerated in the agreement, and in no way give CONSOL any ability to generally direct T. Rowe’s operations or policies. As a result, no indicia of control are present between T. Rowe and CONSOL or T. Rowe and CNX Gas, and T. Rowe is therefore not an affiliate that is engaged in the going private transaction.

2. Please note that each new filing person must individually comply with the filing, dissemination and disclosure requirements of Schedule 13E-3. Revise the disclosure to include all of the information required by Schedule 13E-3 and its Instructions for any filing person added in response to the preceding comment. For example, include a statement as to whether each person believes the Rule 13e-3 transaction is fair to unaffiliated security holders and an analysis of the material factors upon which he/she relied in reaching such conclusion. See Item 8 of Schedule 13E-3, Item 1014 of Regulation M-A and Question 5 of Exchange Act Release No. 34-17719 (April 13, 1981).

Response: For the reasons set forth in our response to Comment 1 above, no new filing persons have been added and thus no additional disclosure has been provided in response to this comment.

3. We note from the disclosure in Schedule B that during the two years for which various transactions between CONSOL and the issuer are described, CONSOL continued to acquire shares through open market purchases. Provide us with a written analysis for why these securities acquisitions did not constitute the first steps in the going private transaction. In this regard, we note that as early as January 28, 2008, the CONSOL Board authorized the acquisition of all the outstanding shares of CNX Gas common stock that it did not then own because acquiring all of the outstanding shares of CNX Gas would further CONSOL’s energy diversification strategy. See Rule 13e-3(a)(3) and Question & Answer No. 4 of Exchange Act Release No. 34-17719. In your supplemental response, please highlight the progression of the discussions by all parties regarding the consideration of a potential going private transaction.

Response: The purchases of CNX Gas common stock by CONSOL during the fourth quarter of 2008, pursuant to a stock purchase plan implemented in October 2008, did not have a reasonable likelihood of producing, or a purpose of producing, directly or indirectly, any of the effects described in Rule 13e-3(a)(3)(ii). In addition, for the reasons described below, such purchases were not undertaken in any way to assist in a going-private transaction. Accordingly, these purchases were not in any way part of the Rule 13e-3 transaction.

CONSOL had previously sought to take CNX Gas private, through the registered exchange offer approved by CONSOL’s board of directors in January 2008. However, the registered exchange offer was not well received by CNX Gas’ unaffiliated stockholders, and was thus abandoned by CONSOL in March of 2008. At the time that the CONSOL board of directors made the decision to abandon the exchange offer, they had no reasonable expectation that the unaffiliated stockholders of CNX Gas had changed their position regarding their willingness to participate in such a transaction at a price which CONSOL believed was reasonable. As a result, CONSOL abandoned any present intention to take CNX Gas private, and determined that maintaining its ownership position in CNX Gas was an acceptable alternative. CONSOL announced that it did not “intend to sell or otherwise divest itself of the shares of CNX Gas that it currently own[ed],” and that it intended to “continue buying shares of CNX Gas common stock from time to time in open market purchases based on a number of considerations, including price.”2 .

The institution of the purchase program in October 2008 was not motivated by a desire or expectation that it would result in a going private transaction, but by a precipitous drop in CNX Gas’ stock price, which caused CONSOL’s board of directors to determine that it would be able to purchase a limited number of shares of CNX Gas common stock at attractive prices. In approving the stock purchase program, CONSOL’s board of directors expressly reaffirmed its determination not to seek to undertake a transaction which would result in taking CNX Gas private. The authorization of the stock purchase program limited the program both in amount, and to purchases that would not jeopardize the continued listing of CNX Gas’ common stock on the New York Stock Exchange, and representatives of CONSOL consulted with representatives of the New York Stock Exchange to confirm that this would not be an inadvertent result of the purchase program.

The stock purchase program was not intended to, and in fact did not, result in a significant reduction in the number of holders of CNX Gas’ common stock, or consequently the termination of CNX Gas’ registration under the Exchange Act or the de-listing of CNX Gas’ common stock from the New York Stock Exchange.

CONSOL ceased purchasing shares of CNX Gas common stock in December 2008, and has purchased no additional shares in the last 16 months. As disclosed, the decision to again seek to take CNX Gas private was motivated by certain recent, discrete occurrences unconnected to

[2]	Press Release, CONSOL Energy Inc. Terminates Proposed Exchange Offer for CNX Gas, dated March 25, 2008.

the previously abandoned exchange offer or the open market purchases by CONSOL. The primary motivating factors behind the decision to initiate the going private transaction were the transaction entered into between CONSOL and Dominion Resources, Inc., and CONSOL’s desire to facilitate the operation and development of assets in that transaction, as well as T. Rowe’s willingness, following the public announcement of the Dominion transaction, to enter into the tender agreement. These major changes in circumstances led CONSOL to undertake the current transaction, and clearly separate CONSOL’s current motivations from those which led to the previously abandoned exchange offer and the open market purchases by CONSOL in 2008.

Offer to Purchase

Summary Term Sheet, page 1

4. Please revise your summary term sheet to include a brief summary of all the significant terms of the tender offer and going private transactions. For example, your summary term sheet should include a brief discussion of the following

•	Principal advantages and disadvantages of the tender offer and going private transactions;

•	Identity of affiliates engaged in the going private transaction, a description of their relationship with the issuer and their role in the transactions;

•	The fairness opinion from Stifel Nicolaus; and

•	The accounting treatment of the transaction.

Refer to Item 1001 of Regulation M-A and also Section II.F.2 of the Securities Act Release No. 7760 for a discussion of other issues that may be appropriately disclosed in the summary term sheet.

Response: In response to the Staff’s comment, the summary term sheet has been revised. See pages 1 and 2 of Amendment No. 1.

Special Factors, page 9

5. Please move the Special Factors section so that it appears immediately after the Summary Term Sheet. Refer to Rule 13e-3(e)(1)(ii).

Response: We respectfully submit that in accordance with Rule 13e-3(e)(1)(ii), the Special Factors section is situated in the “front” of the offer to purchase and that the three-page Introduction section that precedes it should be construed as an extension of the Summary Term Sheet notwithstanding its separate section heading, as it provides summary and contextual narrative disclosure regarding the tender offer prior to the more specific and detailed disclosure set forth in Special Factors.

Background of the Offer, page 9

6. Please revise the Background section to further describe each contact, meeting, or negotiation that took place and the substance of the discussions or negotiations at each meeting. Please identify any advisors or other counsel and the members of management who were present at each meeting. Although we note that on page 17 you state that you did not consider any alternative transactions, please revise to describe any alternative means to accomplish the stated purposes that were considered, including continuing as a public company, and the reasons for their rejection. Refer to Item 1013(b) of Regulation M-A.

Response: In response to the Staff’s comment, the disclosure on pages 9 through 17 of the Offer to Purchase has been revised. See pages 7 to 19 of Amendment No. 1. Copies of the revised disclosure, marked to show all revisions to the disclosure in the Schedule TO, have been included with the copies of Amendment No. 1 sent to the Staff.

Purpose of and Reasons for the Offer…. page 15

7. Please revise to further describe the reasons for undertaking the offer at this particular time in CNX’s operating history, as opposed to another time. In addition, please revise as follows:

•	In the first bullet, please describe how the CONSOL board’s familiarity with the business, industry, and regulation was a reason for undertaking the offer;

•	In the third bullet, please describe the alternatives and how the offer was more favorable;

•	In the fifth bullet, please describe how the economic, regulatory and environmental factors provided a rationale for re-acquiring the outstanding shares of CNX; and

•	In the fourteenth bullet, please describe how you determined the $1 million cost savings.

Response: In response to the Staff’s comment, the disclosure on pages 15 through 17 of the Offer to Purchase has been revised. See pages 18 and 19 of Amendment No. 1.

The Position of CONSOL Regarding the Fairness of the Offer…. page 17

8. Please revise to clearly state whether each of the filing persons believes that the transaction is fair to security holders unaffiliated with the issuer, CNX Gas, rather than unaffiliated with CONSOL. Refer to Item 1014(a) of Regulation M-A.

Response: In response to the Staff’s comment, the disclosure on page 17 of the Offer to Purchase has been revised. See page 20 of Amendment No. 1.

9. Please note that a reference to the Stifel Nicolaus opinion or its peer company analysis does not satisfy the requirements under Item 8(b) of Schedule 13E-3 unless the filing person expressly adopts the advisor’s discussion of the factor. See Q&A 20 in Exchange Act Release No 17719. Please revise or advise us.

Response: In response to the Staff’s comment, the disclosure on page 18 of the Offer to Purchase has been revised. See page 20 of Amendment No. 1.

10. Please discuss how each filing person determined that the transaction was fair to unaffiliated shareholders, given that the Stifel Nicolaus fairness opinion addressed the fairness of the offer price to CONSOL.

Response: We respectfully advise the Staff that CONSOL’s board of directors, on behalf of CONSOL, made the determination that the transaction was fair to unaffiliated stockholders of CNX Gas following consideration and discussion of the factors listed in the section entitled “Special Factors—The Position of CONSOL Regarding the Fairness of the Offer and the Merger.” CONSOL’s board of directors reached the decision that the collective weight of the reasons listed therein supported this determination, and did not require the additional support of a fairness opinion prepared by an outside party which specifically addressed the fairness of the offer price to CNX Gas’ unaffiliated shareholders.

In response to the Staff’s Comment, the disclosure on page 19 of the Offer to Purchase has been revised to clarify this point. See page 20 of Amendment No. 1.

11. We note that you state that the minimum condition is not waivable. Please revise to clarify which agreement requires that the minimum condition be non-waivable.

Response: We respectfully advise the Staff that the requirement that the minimum condition be non-waivable was initially embodied in the resolutions passed by CONSOL’s board of directors authorizing the offer and the merger, and that as a result CONSOL currently lacks the authority to waive the minimum condition. In additional, CONSOL is of the view that it is further prohibited from waiving the minimum condition by virtue of the public disclosure made in the Schedule TO and in the press release announcing commencement of the offer, each of which state that the minimum condition may not be waived by CONSOL, and through which CONSOL has restricted itself from waiving the minimum condition.

12. Revise to clarify how each filing person found the transaction to be procedurally fair to the unaffiliated security holders despite the absence of an unaffiliated representative. Refer to Item 1014(d) of Regulation M-A. Further, please provide the affirmative statements required by Item 1014(d).

Response: We respectfully submit that, as disclosed, CONSOL believes that unaffiliated stockholders have the benefit of the review undertaken by the Special Committee of CNX Gas regarding the tender offer. The Special Committee consists of a director of CNX Gas who is not otherwise affiliated with or employed by CONSOL or CNX Gas. The Special Committee has retained its own legal counsel and financial advisor in connection with considering the tender offer. Due to these considerations, CONSOL does not believe that the absence of an unaffiliated representative prevents a determination that the transaction is procedurally fair to the unaffiliated security holders. In addition, CONSOL believes that the minimum condition, the fact that all security holders will receive the same consideration for their shares of CNX Gas common stock if the offer and the merger are consummated, and the fact that appraisal rights will be available in the merger provide significant procedural protections to the unaffiliated security holders, and obviate the need for an unaffiliated representative. In response to the Staff’s comment, we have revised the language on pages 17 through 19 of the Offer to Purchase. See page 20 of Amendment No. 1.

We respectfully refer the Staff to Item 8(d) of Schedule 13E-3, included in the Schedule TO, for the affirmative statements required by Item 1014(d).

Summary of Presentations of Stifel…. page 20

Selected Company Analysis, page 22

13. We note that the selected companies were “similar” to CNX. Please revise to further describe the selection criteria, and whether any companies were excluded from the analysis. Please similarly revise the selected transaction analysis section.

Response: In response to the Staff’s comment, the language on pages 22 and 23 of the Offer to Purchase has been revised. See page 21 of Amendment No. 1.

Certain Effects of the Offer and the Merger, page 28

14. Please describe both the benefits and detriments to the subject company, affiliates and unaffiliated security holders, and quantify the benefits and detriments to the extent possible. Refer to Item 1013(d) of Regulation M-A and Instruction 2 to Item 1013 of Regulation M-A.

Response: In response to the Staff’s comment, the disclosure on pages 28 and 29 of the Offer to Purchase has been revised. See pages 19 and 20 of Amendment No. 1.

15. Clarify whether affiliates will be able to take advantage of any net operating loss carry forwards and, if so, how this impacted the decision to structure the transaction in this manner.

Response: In response to the Staff’s comment, the disclosure on page 28 of the Offer to Purchase has been revised. See page 3 of Amendment No. 1.

Interests of Certain Persons in the Offer and the Merger, page 30

16. Please revise to quantify the financial interests, including the number of stock options or units and the amount of cash and severance pay, on an individualized basis. Please revise to identify the interlocking directors.

Response: In response to the Staff’s comment, the disclosure on pages 30 through 32 of the Offer to Purchase has been revised. See pages 5 and 6 of Amendment No. 1.

Material United States Federal Income Tax Consequences…. page 45

17. In addition, please discuss the federal tax consequences of the Rule 13e-3 transaction to each filing person, the company and its affiliates. Refer to Item 1013(d) of Regulation M-A.

Response: In response to the Staff’s comment, the disclosure on page 46 of the Offer to Purchase has been revised. See page 3 of Amendment No. 1.

Terms of the Offer, page 41

18. Please revise the first full paragraph on page 42 to clarify that the offer must he open for at least five business days from the date that the material change is first published, sent or given to security holders. See Exchange Act Release No. 24296.

Response: In response to the Staff’s comment, the language on page 42 of the Offer to Purchase has been revised. See page 2 of Amendment No. 1.

Source and Amount of Funds, page 55

19. We note that you state that the source of funds is available cash but you also state that you will pay with internally generated funds, borrowings under your credit facilities and/or proceeds from a recent offering of common stock. Please revise to reconcile this discrepancy and state the specific sources of funding.

Response: In response to the Staff’s comment, the language on page 1 of the Offer to Purchase has been revised. See page 1 of Amendment No. 1.

Exhibit 99(c)(1) Stifel Nicolaus presentation dated March 20, 2010

20. Please have Stifel Nicolaus revise its opinion to address the following:

•

Remove the statements in Exhibits 99(c)(1), (c)(3) and (c)(4) that the presentation is “solely for the information of, and directed to, the Board for its information and assistance in connection with its evaluation of the financial terms of the Proposed Transaction and are not to be relied upon by any shareholder” as inconsistent with the disclosure relating to the opinion. Alternatively, disclose the basis for Stifel Nicolaus’ belief that shareholders cannot rely upon the opinion to support any claims against Stifel Nicolaus arising under applicable state law (e.g., the inclusion of an express disclaimer in your engagement letter with Stifel Nicolaus). Describe any applicable state-law authority regarding the availability of such potential defense. In the absence of such authority, disclose that the availability of such defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further disclose that the availability of such state-law defense to Stifel Nicolaus would have no effect on the rights and responsibilities of either Stifel Nicolaus or your board of directors under the federal securities laws.

Response: In response to the Staff’s comment, the language in Exhibits 99(c)(1), (c)(3) and (c)(4) has been revised and new exhibits have been filed.

*    *    *    *

CONSOL Energy Inc. acknowledges that:

•	the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the filing person may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the Schedule TO or require any additional information in connection with the filings, please do not hesitate to contact the undersigned at (212) 403-1309.

Very truly yours,

David A. Katz

Enclosures

cc: P. Jerome Richey